NEWS RELEASE

New York - AG	November 7, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Reports Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2018. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2018 HIGHLIGHTS

•	Record silver equivalent production of 6.7 million ounces, a 31% increase compared to Q2 2018

•	Record silver production of 3.5 million ounces, a 27% increase compared to Q2 2018

•	Revenues of $88.5 million, an 11% increase compared to Q2 2018

•	Mine operating earnings of ($0.1) million

•	Cash flow per share was $0.11 per share (non-GAAP)

•	Cash costs were $6.85 per payable silver ounce (net of by-product credits), a 10% decrease compared to Q2 2018

•	All-in sustaining costs (“AISC”) were $15.12 per payable silver ounce, an 8% decrease compared to Q2 2018

•	Realized average silver price reached a nine year low of $14.66 per ounce, a 12% decrease compared to Q2 2018

•	Adjusted net earnings of ($6.4) million or ($0.03) per share

•	Invested $34.7 million on capital expenditures

•	Ended the quarter with $72.4 million in cash and cash equivalents

“During the third quarter, we delivered record silver production resulting in higher revenues and cash flows compared to the previous quarter even when we experienced a nine year low in average quarterly silver prices,” stated Keith Neumeyer, President and CEO of First Majestic. “Consolidated cash costs and AISC decreased nicely to $6.85 and $15.12, respectively, due to improved economies of scale and higher production from San Dimas. Cost cutting efforts remain a focus of the company by reducing capital investments at our smaller mines, innovation projects, layoffs and overall curtailment of spending.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2018-Q3	2018-Q2	Change Q2 vs Q1	2017-Q3	Change Q3 vs Q3	2018-YTD	2017-YTD	Change
Operational
Ore Processed / Tonnes Milled	864,056	851,349	1%	730,652	18%	2,525,180	2,244,822	12%
Silver Ounces Produced	3,505,344	2,756,263	27%	2,415,962	45%	8,428,636	7,412,128	14%
Silver Equivalent Ounces Produced	6,740,315	5,137,318	31%	3,986,274	69%	15,757,310	12,142,568	30%
Cash Costs per Ounce (1)	$6.85	$7.59	(10%)	$8.15	(16%)	$7.34	$7.13	3%
All-in Sustaining Cost per Ounce (1)	$15.12	$16.43	(8%)	$15.36	(2%)	$15.78	$13.72	15%
Total Production Cost per Tonne (1)	$68.87	$61.04	13%	$54.15	27%	$59.17	$49.89	19%
Average Realized Silver Price per Ounce (1)	$14.66	$16.74	(12%)	$17.11	(14%)	$15.89	$17.29	(8%)

Financial (in $millions)
Revenues	$88.5	$79.7	11%	$61.9	43%	$226.8	$191.1	19%
Mine Operating (Loss) Earnings	($0.1)	($2.3)	(94%)	$3.2	(105%)	($2.9)	$14.6	(120%)
Net Earnings (Loss)	$5.9	($40.0)	(115%)	($1.3)	547%	($39.7)	$2.8	(1,513%)
Operating Cash Flows before Working Capital and Taxes	$20.7	$14.2	45%	$17.7	17%	$50.6	$62.3	(19%)
Cash and Cash Equivalents	$72.4	$109.2	(34%)	$120.8	(40%)	$72.4	$120.8	(40%)
Working Capital (1)	$127.8	$141.4	(10%)	$126.3	1%	$127.8	$126.3	1%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.03	($0.22)	(114%)	($0.01)	482%	($0.22)	$0.02	(1,394%)
Adjusted EPS (1)	($0.03)	($0.07)	(53%)	$0.00	(3,241%)	($0.16)	$0.00	31,904%
Cash Flow per Share (1)	$0.11	$0.08	36%	$0.11	0%	$0.28	$0.38	(26%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

FINANCIAL REVIEW

During Q3 2018, the Company realized an average silver price of $14.66 per ounce, representing a 14% decrease compared with Q3 2017 and a 12% decrease compared to Q2 2018.

Revenues generated in the quarter totaled $88.5 million, an increase of 43% compared to $61.9 million in Q3 2017 primarily due to a 69% increase in silver equivalent ounces sold, partially offset by the 14% decrease in average realized silver price.

The Company generated net earnings of $5.9 million, or $0.03 per share, compared to net earnings of ($1.3) million, or ($0.01) per share, in Q3 2017. The increase in net earnings was primarily due to a $15.5 million increase in deferred income tax recovery driven by foreign exchange, partially offset by decrease in operating earnings which were affected by a 14% decrease in silver price, higher general and administrative expenses for integration of Primero Mining Corp. and higher financing costs associated with the convertible debentures issued in Q1 2018. Excluding all non-cash and non-recurring items, the Company generated adjusted earnings of ($6.4) million, or ($0.03) per share, during the quarter.

The Company reported mine operating earnings of ($0.1) million in Q3 2018 compared to mine operating earnings of $3.2 million in Q3 2017. Despite the addition of San Dimas, which contributed $13.0 million in mine operating earnings from a full quarter of production, mine operating earnings were lower compared to the same quarter of the previous year due to lower silver prices and a decline in production from La Parrilla, La Encantada, Del Toro and La Guitarra.

Cash flow from operations before movements in working capital and income taxes in the quarter was $20.7 million, or $0.11 per share, compared to $17.7 million, or $0.11 per share, in the Q3 2017.

The Company maintains a healthy treasury with $72.4 million in cash and cash equivalents at the end of the quarter, a decrease of $36.8 million compared to $109.2 million at the end of Q2 2018. The decrease was primarily attributed to movements in working capital items in relation to the Primero acquisition, including a $5.9 million decrease in trade and other payables as First Majestic began paying down overdue liabilities assumed from the Primero acquisition and a $12.0 million increase in value added taxes receivable as a result of delays in recovery from the Mexican tax authority, the Servicio de Administracion Tributaria ("SAT"), as Primero was 18 months behind on its filings when First Majestic acquired the San Dimas mine. Since acquisition, the Company has accelerated its filings and all filings have since been filed as of the end of October. The Company has been supplying additional information requested by SAT as part of the review process and the Company expects the amounts to be refunded or offset against future income tax payments.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s mining operations.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra(1)	Consolidated
Ore Processed / Tonnes Milled	176,884	225,873	196,030	117,130	65,323	67,926	14,891	864,056
Silver Ounces Produced	1,445,918	598,693	378,983	330,047	231,350	438,061	82,292	3,505,344
Silver Equivalent Ounces Produced	3,225,352	1,475,635	379,773	537,986	427,218	557,746	136,605	6,740,315
Cash Costs per Ounce	($0.40)	$5.77	$21.15	$16.29	$13.07	$9.78	$6.99	$6.85
All-in Sustaining Cost per Ounce	$6.74	$9.03	$27.25	$23.34	$24.48	$13.37	$12.30	$15.12
Total Production Cost per Tonne	$105.91	$63.15	$40.20	$58.18	$73.50	$88.15	$68.47	$68.87

Total quarterly production increased 31%, compared to the prior quarter, to a new record of 6,740,315 silver equivalent ounces. Total production consisted of 3,505,344 ounces of silver, 35,260 ounces of gold, 4,443,290 pounds of lead and 1,234,385 pounds of zinc. The increase in production was primarily due to a full quarter of production from the San Dimas operation, as well as increases in consolidated silver and gold grades of 19% and 35%, respectively.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce for the quarter was $6.85 per payable ounce of silver, a decrease of 10% from $7.59 per ounce in Q2 2018. Cash cost per ounce was lower than the previous quarter primarily attributed to increased silver production and gold by-product credits from a full quarter of production by the San Dimas mine, partially offset by higher energy costs as electricity and diesel rates both increased during the quarter.

AISC in Q3 2018 was $15.12, a decrease of 8% or $1.31 per ounce compared to Q2 2018, primarily attributed to improved economies of scale attributed to an increase of payable silver ounces produced from the San Dimas mine.

Total capital expenditures in the third quarter were $34.7 million, primarily consisting of $9.1 million at San Dimas, $5.9 million at Santa Elena, $5.6 million at La Encantada, $4.4 million at La Parrilla, $4.1 million at Del Toro, $2.7 million at San Martin and $0.9 million at La Guitarra.

As a result of the continued weakness in metal prices, the Company has updated its 2018 capital budget program and has reduced investments by $33.9 million to $114.8 million consisting of $55.7 million for sustaining investments and $59.1 million for expansionary projects. This represents a 23% decrease compared to the previous capital budget of $148.7 million. The revised annual budget includes capital investments totaling $56.5 million to be spent on underground development, $27.5 million towards property, plant and equipment, $22.7 million in exploration and $8.1 million towards corporate automation and innovation projects. Total capital expenditures in the first three quarters of 2018 totalled $81.4 million, representing approximately 71% of the $114.8 million revised budget.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof.  All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward looking statements, except as required by applicable laws.

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